Notice of Exempt Solicitation, Pursuant to Rule 14a-6(g). Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NAME OF REGISTRANT: LL Flooring Holdings, Inc

NAME OF PERSON RELYING ON EXEMPTION: Donovan S Royal

ADDRESS OF PERSON RELYING ON EXEMPTION: 29034 Finley Point Ln, Polson, MT 59860

Shareholder Rebuttal to LL Flooring Statements regarding Management and Board Progress.

Why Shareholders Should Support Proposal #6

The filer, Donovan S Royal, who led a fast growing chain of flooring stores1, held ~4.6% of the outstanding common stock of LL Flooring Holdings, Inc (hereafter referred to as “the Company” or “LL”), as of May 21, 2024, the record date for the upcoming annual meeting. The filer, on May 3, 2024, proposed that the Company restate and amend its Articles of Incorporation to allow shareholders to call a special meeting of shareholders, referenced as Proposal #6 in the Company’s Definitive Proxy Statement to be presented at the annual meeting.

The filer believes it is in the public interest to address certain mischaracterizations in the recent proxy materials filed by the Company with the SEC. Those filings dated June 17, 20242 and substantially parroted on June 18, 20243 contain questionable statements about the experience and qualifications of the Company’s nominees and incorrectly assert, “Mr. Sullivan and his other two nominees.....offer no incremental value to your Board.” The Company’s own actions undermine this claim, as LL had previously offered a board seat to one of Mr Sullivan’s nominees, John Jason Delves, who evidently possesses the requisite experience (as do Mr Sullivan’s other nominees) to repair the damage done by the current Board and management.

The Company claims, ” if these (Mr Sullivan’s) nominees were elected, they would remove superior talent, critical skills and...... risk derailing the progress being made in executing on the Company’s set of five strategic priorities...” To which progress is the Company referring? Is it the collapse in sales from roughly $1.1 billion in 2019 to the abysmal trailing twelve month revenue haul of ~$850 million, a colossal drop in revenue of ~22% in four years?

Comparing the catastrophic decline in business over the last four years to another period of turmoil at the Company from 2013 to 2017 4, would take into account the events the Board describes in multiple pages of its filing in an attempt to discredit Mr Sullivan, cherry picking facts, ignoring its own complicity (Douglas T Moore and Nancy M Taylor have been Board members since 2006 and 2014, respectively), and avoiding the fundamental question of how did this negative publicity actually impact the business. That answer is: not as much as the current Board’s failed strategy.

After heaps of bad press, a federal raid on the corporate headquarters, Lacey Act violations, negative reports about non-compliant product and the 60 Minutes ambush, one would think that total revenue would have dropped much more than 22%. In fact, sales increased from $1 billion in 2013 to $1.03 billion in 2017. Despite all the headwinds and noise, from a revenue perspective, this whole period was a giant nothing burger compared to letting the Board pursue its “five strategic priorities,” which has resulted in a minuscule market cap of $41 million, or approximately the amount of revenue Floor & Decor generates in 3.5 days5. So if this is progress, then the filer welcomes change.

[1]	Inc Company Profiles “Monster Flooring Sale,” available at: https://www.inc.com/profile/monster-flooring-sale
[2]	LL Flooring, “DEFA14A Proxy Material,” June 17, 2024, pp. 4, 28, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524162674/d851150ddefa14a.htm
[3]	LL Flooring, “DEFA14A Proxy Material,” June 18, 2024, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524163066/d856039ddefa14a.htm
[4]	See Lumber Liquidators SEC Filings from 2013-2016

[5]	Based on LL’s closing stock price of $1.34 as of June 21, 2024 and Floor & Decor’s 2023 annual revenue of $4.4 billion as reported in its most recent 10K.

If the talent and skills, which the Board highlights in the filing from June 18, 2024, refer to the management team, then let’s examine the actions of Board member and CEO, Charles Tyson. Mr Tyson was hired in May 2018 6 as the Chief Customer Experience Officer with direct responsibility for Digital, Creative, Web Design, Strategy & Business Development, Pricing, Merchandising, and Marketing. He replaced Marco Pescara, the long-serving Chief Marketing Officer who learned from the founder how to drive traffic, create a sense of urgency and shrewdly position the Company’s offerings advantageously against those of big box retailers. From the moment LL hired Mr Tyson, comparable store sales began underperforming, and even during the once-in-a-generation home improvement boom seen during 2020-2022, Mr Tyson failed to keep up with his industry peers, especially Floor & Decor.

Source: SEC Filings7

The strategic direction of the Company, starting with the millions spent on failed brand awareness campaigns, capital expenditures to replace store signage, a new e-commerce platform, leasehold improvements to accommodate the questionable addition of carpet and logistics and compliance failures related to the Uyghur Forced Labor Prevention Act (“UFLPA”), costing shareholders millions in lost sales in addition to $7.7 million in storage, drayage and legal fees related to the US Custom and Border Protection detention costs8, points to colossal failures at the senior executive level. In the most recent 10Q 9, the Company was forced to admit that there is significant doubt about its ability to continue operations unless it sells its primary asset, the Sandston, VA distribution center. Incredibly, after this litany of unforced errors, the Company continues its self-delusion that the incumbent directors up for election at this year’s annual meeting are “highly qualified” and the “right Board.”

[6]	Lumber Liquidators, “Form 10K, Exhibit 10.37, Offer Letter Agreement with Charles E. Tyson, dated May 17, 2018,” March 18, 2019, available at: https://www.sec.gov/Archives/edgar/data/1396033/000155837019002205/ll-20181231x10k.htm
[7]	LL Flooring, See all SEC Quarterly and Annual filings from 2018 until 2024
[8]	LL Flooring, “Form 10Q,” November 8, 2023, p8, available at: https://www.sec.gov/Archives/edgar/data/1396033/000095017023060625/ll-20230930.htm
[9]	LL Flooring, “Form 10Q,” May 8, 2024, p6, available at: https://www.sec.gov/Archives/edgar/data/1396033/000095017024055042/ll-20240331.htm

The Board would also like for shareholders to believe that the old brand was tarnished, and that it is “affiliated in customers’ minds with poor quality,” and yet there is a direct correlation between the removal of the last Lumber Liquidator signs hanging on the facades of the stores, and the precise moment comparable store sales inflected negative. This happened in mid 2021 and the decline has been accelerating. Considering that almost all of LL’s publicly traded peers did not begin reporting negative comparable store sales until 2022Q4 or 2023Q1, a full year and a half later, it is not unreasonable to conclude that this underperformance was not some kind of anomalous housing market slowdown, but rather the direct result of the Board’s and Management’s own actions. Mr Tyson has been unable to drive traffic to the stores, especially out-of-the-way legacy locations. These stores, in particular, are suffering as the once clever and crisp marketing effectively communicating LL’s value proposition, which filled the stores with customers searching for bargains has been replaced with clumsy, focus group inspired advertising that is unable to improve transaction counts because all of those ad dollars are spent growing brand awareness for the failed new brand.

It is not just shareholders and proxy battle participants who believe that the Board, Mr Tyson and the current strategy have failed, or that management does not have adequate experience to navigate a healthy housing market let alone one that is near all time lows. Several current and former employees have shared their views on websites such as Glassdoor.com,10 and they, perhaps more than any others, have suffered from the failed operational strategies executed by a “clueless” Human Resources and an “even more clueless CEO”:

These were just some of the comments from current and former employees, over the last couple of months. These shocking opinions are in stark contrast to the filer’s own experience when he recruited LL employees for his own flooring business over a decade ago. Those employees were enthusiastic about their jobs at the Company, glowed about how they delivered unbeatable value, delighted in the details about how they created excitement in the stores, were ready to wage war each and every day against the behemoth big box retailers, and above all else, proudly bled black and gold. Today, sadly, that David vs Goliath mindset is wanting, leaving a demoralized rank and file looking for fresh leadership through a change in Richmond. Make no mistake, if the three current Board members up for election at this year’s annual meeting are successful in retaining their seats and are allowed to continue pursuing the disastrous five strategic priorities, this Company will not survive.

[10]	Glassdoor.com , “LL Flooring Reviews,” available at: https://www.glassdoor.com/Reviews/LL-Flooring-Reviews-E38603.htm?sort.sortType=RD&sort.ascending=false&filter.iso3Language=eng

Additional information on Glassdoor.com shows that LL Flooring and Mr Tyson, rank last in overall rating and CEO approval versus their primary publicly traded counterparts at Mohawk Industries, Floor & Decor and Tile Shop Holdings:

These substandard rankings, poor reviews and repeated statements by current and former employees that they have a preference for the Board selling to Mr Sullivan should be a wake up call to all of the current Board members. There is serious discontent among your store managers. Shareholders have spoken, as seen through the abysmal stock performance, employees have spoken, industry professionals have spoken. Mr Tyson has failed. The strategy has failed. It is time for the current Board to wake up to the situation they have created. Frankly, it is shocking that many have not already stepped down in an attempt to salvage what may remain of their reputations, and more shocking how comfortable they seem to be, evidenced by their callus rejection of offers ($8...$6....$4...$2.50), to run this company and their careers into oblivion.

In the Company’s filing on June 18, 2024, the Board asserts that Mr Sullivan was responsible for significant shareholder losses, but omits the value Mr Sullivan added, starting in 1994 in the back of his pick up truck, until his exit from the Company. From the date of the IPO on November 9, 2007 until December 30, 2016, the last day Mr Sullivan worked at the Company, LL investors earned a 61% return on their investment.11 This was a period that included significant financial and housing market turmoil causing historic underperformance in US stock indices, and the failure of numerous small, independent flooring stores. However, under Mr Sullivan’s leadership, LL took market share,12 more than doubling its store count 13 during a “challenging macroeconomic backdrop.” Contrast that with today’s Board leadership under whose stewardship the stock has collapsed, while the overall market and other home improvement retailers are near record highs, and who uses the current state of the housing market as an excuse for failure.

[11]	Values based on LL closing prices of $9.76 and $15.74 as of 11/9/2007 and 12/30/2016, respectively.
[12]	Chain Store Guide, “How Lumber Liquidators Reached a Growth Landmark Despite the Economy,” July 11, 2013, available at: https://chainstoreguide.com/offthechain/2013/07/how-lumbers-liquidators-reached-a-growth-landmark-despite-the-economy/
[13]	As of January 1, 2007, Lumber Liquidators had 91 stores, and ended 2010 with a total of 223 stores. All store count information is available in LL’s SEC Filings.

In conclusion, the statements by the Company that Mr Sullivan’s ideas are “outdated and fail to recognize the current industry landscape” are in the opinion of the filer, an expert in the industry, simply ludicrous. It is time for change in the board room and C Suite. If Ms Taylor and Mr Tyson had not wasted millions on the failed re-brand, and had that Board hired the right executive talent with the appropriate skill set to navigate the current environment, the Company would not be in the precarious position it finds itself today, with a measly $41 million market capitalization, about $400 million LESS than when Mr Sullivan left the Company. Employees, shareholders and the Company should be winning in this environment, not selling off real estate to save the jobs of Board members who have failed all stakeholders.

Donovan Royal

donoroyal@yahoo.com

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND NO PROXY CARDS WILL BE ACCEPTED. The Filer urges shareholders to vote FOR proposal number #6, following the instructions provided on the GOLD proxy mailings provided by The F9 Group, or the proxy cards supplied by the Company.

The filer is neither affiliated with F9 Investments (“F9”) or the Company. The filer has not entered into any contracts, arrangements or cooperation agreements with any of the parties involved in the proxy contest for board seats at the Company, nor has the filer ever been employed by F9, the Company or any entities wholly or partially owned by either. The filer is expressing his own opinions based on his unique perspective and extensive experience in the flooring industry.

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